May 7, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Lisa Etheredge
Robert Littlepage
Mitchell Austin
Larry Spirgel

Re: Squarespace, Inc.

Registration Statement on Form S-1

File No. 333-255284

Acceleration Request

Requested Date: Monday, May 10, 2021

Requested Time: 4:15 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Squarespace, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-255284) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Ryan Dzierniejko at (347) 224-2694.

Sincerely,

SQUARESPACE, INC.

/s/ Anthony Casalena
Anthony Casalena
Chief Executive Officer

cc:	Marcela Martin, Chief Financial Officer, Squarespace, Inc.
Courtenay O’Connor, General Counsel, Squarespace, Inc.

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Marc D. Jaffe, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP